Contact

www.linkedin.com/in/lynnledwith
(LinkedIn)

Top Skills

Inbound Lead Generation
Advertising Campaigns
International Marketing

Honors-Awards

Platinum Winner for Website Design
Gold Winner for Website Home Page Design & Website Interior Design
Best Website Overall Content, Best Website Design, and Best Website Navigation
100% Club | SunGard Availability Services
Best Medical Microsite/Landing Page & Best Integrated Ad Campaign

Lynn Ledwith

Marketing Leader | CMO | Growth Architect - Strategic. Creative. Grit-Fueled. Biased for Action.
Wayne, Pennsylvania, United States

Summary

Scaling B2B growth with grit, clarity, and a bias for action.
I'm a modern CMO and marketing leader who helps companies accelerate revenue by building high-performing teams, driving brand-led growth, and turning strategy into measurable pipeline.

Over the past 20+ years, I've helped global organizations—from startups to multi-billion dollar market leaders—transform their go-to-market motion, unify brand and demand, and simplify the complexity of modern marketing. Whether leading a full marketing org or stepping in as a fractional CMO, I bring a clear vision, deep cross-functional alignment, and a relentless focus on execution.

What I Deliver:
• Strategic, actionable marketing plans
• Messaging and positioning that actually resonate
• Full-funnel campaign frameworks that scale
• Marketing + sales alignment that drives revenue
• High-impact content and thought leadership strategy
• Marketing org design, leadership, and coaching
• Martech evaluation and operational efficiency

I've led brand transformations, launched new products, built inside sales teams, and restructured marketing operations to deliver performance. My work spans SaaS, healthcare tech, CROs, enterprise software, and complex B2B services.

Specialties:
Marketing Transformation | Brand-Led Growth | GTM Strategy | ABM | Messaging | Demand Gen | Integrated Campaigns | Sales Enablement | Martech | Content Strategy | Digital Marketing | Team Leadership

Industries:

B2B Tech | SaaS | Healthcare | CRO | Financial Services | Manufacturing | Education | Public Sector

Let’s connect: lynn.ledwith@verizon.net

Experience

Lux Ice

Board of Advisors
October 2022 - Present (3 years 5 months)
Philadelphia, Pennsylvania, United States

Helping to build Lux Ice into the global leader of clear, slow-melting cocktail ice spheres by developing and implementing a unique freezing process for mass production. When you’re passionate about cocktails. You should be equally passionate about the ice you use.

EBOD Foundation

Board Member
April 2018 - Present (7 years 11 months)
Philadelphia, Pennsylvania, United States

www.ebodfoundation.com
A 501(c)(3) charitable organization supporting research for a cure for Dementia/Alzheimer's as well as helping Philadelphia-area veterans and young people have the opportunity to fulfill their potential, regardless of their circumstances.

ANSYS, Inc.

3 years 7 months

Vice President & CMO
July 2019 - January 2023 (3 years 7 months)
Canonsburg, PA

Executive Co-Sponsor Women in Technology (WIT)
January 2021 - October 2022 (1 year 10 months)

At Ansys, we want to build the best company possible—which means a team that is as diverse in people, ideas and experiences as our community and the customers we serve. As a leader, it's important to me to ensure we have a diverse set of perspectives to question how we approach solving hard problems.

As a member of the WIT Executive Team, I work with the group to plan meeting topics for the year, advance mentoring and learning opportunities throughout the organization and share information with the broader team via org-wide meetings and communications.

Worldwide Clinical Trials

4 years 2 months

EVP Global Strategic Marketing and Sales Operations & Enablement

July 2017 - July 2019 (2 years 1 month)

King of Prussia, PA

Executive leader responsible for Brand Development, Demand Generation, Digital Marketing, Events, Communications (Internal & External), Inside Sales and Commercial Operations/Sales Operations & Enablement (sales processes and system optimization (including Salesforce Administration), business intelligence/insights; forecasting, funnel management and reporting).
• Built, manage, coach and lead a high-performing, dynamic marketing team – awarded Marketing Team of the Year (2018 American Business Awards “The Stevies”) and Best Marketing Team of 2018 (MM&M Gold Award Digital Marketing Team).

SVP Global Strategic Marketing & Commercial Operations

June 2015 - June 2017 (2 years 1 month)

King of Prussia, PA

QlikTech

Vice President, Marketing Americas

January 2013 - June 2015 (2 years 6 months)

Oversee the day-to-day operation of the field marketing, demand generation, and partner/channel marketing efforts for all Qlik products, solutions and services in the Americas (including Canadian, United States and Latin American markets).

Implement and execute field marketing, events and lead generation programs, as well as assist with territory-specific targeting and tactical support of the Qlik Sales organization, to drive pipeline with a focus on ROI. Work closely with Sales (Enterprise, Mid-Market, SMB, Inside Sales) and the channel partner teams to understand sales territories and their unique circumstances in order to execute initiatives to meet sales objectives in each region. In essence, provide the go-to-market strategy, campaigns, events, and targeting

assistance needed to drive demand and help the Qlik sales team prospect effectively and accelerate their pipeline.

Interim Marketing Leadership for Technology Start-up and Early Stage Companies

Fractional Chief Marketing Officer

October 2011 - January 2013 (1 year 4 months)

Fractional Chief Marketing Officer • Acrometis, LLC (automated claims processing platform designed specifically for the workers' compensation industry – including insurance carriers, brokers, Third Party Administrator's (TPAs), self-insured employers, and claims administrators).

Branding & Marketing Consultant • CloudNexa (Formerly FreedomOSS - CloudNexa provides Integrated Cloud Service Management for organizations to achieve security, compliance and governance when deploying and managing critical applications across private, public and hybrid clouds).

SunGard Availability Services

VP, Marketing Communications & Operations

December 2009 - October 2011 (1 year 11 months)

Wayne, PA

SunGard Higher Education

VP, Marketing Strategy

June 2007 - December 2009 (2 years 7 months)

Malvern, PA

Siemens Medical Solutions

Sr. Director Marketing

February 2003 - June 2007 (4 years 5 months)

Malvern, PA

Sr. Director, Global Branding

Sr. Director, Customer Communications & Interactive Marketing

Group Dir., Customer Marketing and Marketing Intelligence

Astea

VP of Marketing

2002 - 2003 (1 year)

Horsham, PA

Hewlett Packard

Director Middleware Marketing

2001 - 2002 (1 year)

Bluestone Software

VP Corporate Marketing

2000 - 2001 (1 year)

Bluestone was acquired by HP in 2001

Clarkston Consulting

Director Marketing

1998 - 2000 (2 years)

Unisys

Program Marketing Director

1997 - 1998 (1 year)

Bluebell, PA

All Control Systems

Director of Marketing

1994 - 1997 (3 years)

West Chester, PA | Denver, CO

Education

St. Joseph's University

MBA, Marketing · (September 1990 - June 1995)

BS - Business Administration, Management, Marketing · (1984 - 1988)